UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: June 7, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

For immediate release
June 7, 2007
METHANEX TO PRESENT AT RBC CAPITAL MARKETS GLOBAL MINING AND MATERIALS CONFERENCE ON JUNE 14, 2007
Methanex Corporation will be presenting at the upcoming RBC Capital Markets Global Mining and Materials Conference being held June 13 & 14, 2007 in Toronto. Mr. Bruce Aitken, Methanex’s President and Chief Executive Officer, will speak to investors on Thursday, June 14, 2007 at approximately 9:30 a.m. EST (6:30 a.m. PST).
Interested participants can access a live audio webcast of the presentation through the Company’s website at http://www.methanex.com/investor/events.html. The webcast will last for approximately 30 minutes. In addition, an audio recording of the presentation can be downloaded from our website for three weeks after the conference.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production, distribution, and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600